SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of April, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

Table of Documents Filed

Page
1.	ORIX’s Annual Consolidated Financial Results (April 1, 2004 – March 31, 2005) filed with the Tokyo Stock Exchange on Tuesday, April 26, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 27, 2005	By	/s/ Shunsuke Takeda

Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2004 – March 31, 2005

April 26, 2005

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 107.39 to $1.00, the approximate exchange rate prevailing at March 31, 2005.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those factors described under “5. Business Risk” of the “Financial Results” herein.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: (03) 5419-5102 Fax: (03) 5419-5901

E-mail: raymond_spencer@orix.co.jp

Material Contained in this Report

The Company’s Financial information for the fiscal year from April 1, 2004 to March 31, 2005, filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2004 to March 31, 2005

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel:(03)5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

Date Approved by Board of Directors:	April 26, 2005

1. Performance Highlights for the Years Ended March 31, 2005 and 2004

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes *2	Year-on-Year Change
March 31, 2005	916,950	21.2%	130,957	54.8%	154,347	51.4%
March 31, 2004	756,670	5.3%	84,572	127.5%	101,954	124.6%

	Net Income	Year-on-Year Change	Basic Earnings Per Share	Diluted Earnings Per Share*3	Return on Equity	Return on Assets *4	Operating Margin *5
March 31, 2005	91,496	69.4%	1,087.82	1,002.18	14.2%	2.6%	16.8%
March 31, 2004	54,020	78.6%	645.52	601.46	10.1%	1.8%	13.5%

1.	Equity in Net Income of Affiliates was a net gain of JPY 20,043 million for the year ended March 31, 2005 and a net gain of JPY 17,924 million for the year ended March 31, 2004.
2.	The average number of shares was 84,110,243 for the year ended March 31, 2005 and 83,685,449 for the year ended March 31, 2004.
3.	Changes in Accounting Principles Yes ( ) No ( x ) (except for adoptions of new accounting principles)

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”
*Note 3:	In accordance with the requirements of EITF 04-8, diluted earnings per share for the year ended March 31, 2004 is revised retroactively.
*Note 4:	This figure has been calculated using Income Before Income Taxes in accordance with Tokyo Stock Exchange disclosure practice. The figure on following pages is calculated using Net Income.
*Note 5:	In this context, Operating Margin is calculated by dividing Income Before Income Taxes by Total Revenues.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2005	6,068,953	727,333	12.0%	8,322.96
March 31, 2004	5,624,957	564,047	10.0%	6,739.64

1. The number of outstanding shares was 87,388,706 as of March 31, 2005 and 83,691,007 as of March 31, 2004.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
March 31, 2005	126,467	(408,004)	274,343	145,380
March 31, 2004	152,812	123,978	(328,284)	152,235

(4) Number of Consolidated Subsidiaries and Affiliates

Consolidated Subsidiaries	193
Non-consolidated Subsidiaries	0
Affiliates	82 (Of which 82 are accounted for by the equity method)

(5) Changes in Accounting Treatment

Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated Subsidiaries 14, Affiliates 14

Deletions: Consolidated Subsidiaries 21, Affiliates 6

2. Forecasts for the Year Ending March 31, 2006 (Unaudited)

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2006	880,000	162,000	96,000

Note:	Basic Earnings Per Share is forecasted to be JPY 1,098.54.

In addition, ORIX has delisted from the Nagoya Stock Exchange on October 23, 2004.

Group Position

The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below. The following classification is the same as that used in the classification of information by segment.

Operations in Japan

(1)	Corporate Financial Services

This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

[Main related companies]

ORIX Corporation, ORIX Alpha Corporation, Nittetsu Lease Co., Ltd.

(2)	Automobile Operations

This business principally comprises automobile leasing operations and automobile rental operations.

[Main related companies]

ORIX Auto Corporation

(3)	Rental Operations

This business principally comprises the rental and lease of precision measuring equipment, personal computers and other equipment to corporate customers.

[Main related companies]

ORIX Rentec Corporation

(4)	Real Estate-Related Finance

This business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (CMBS) and REITs.

[Main related companies]

ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(5)	Real Estate

This business consists principally of condominium development, office building development and sales, office rental activities, building maintenance services as well as the operation of such facilities as hotels, employee dormitories and training facilities.

[Main related companies]

ORIX Corporation, ORIX Real Estate Corporation, ORIX Facilities Corporation

(6)	Life Insurance

This segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

[Main related companies]

ORIX Life Insurance Corporation

(7)	Other

The other segment encompasses securities business, venture capital operations, consumer card loan operations, investment banking and new businesses.

[Main related companies]

ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd., ORIX COMMODITIES Corporation, ORIX Investment Corporation

Overseas Operations

(1)	The Americas

Principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, real estate development, futures trading and reinsurance.

[Main related companies]

ORIX USA Corporation, Stockton Holdings Limited

(2)	Asia, Oceania and Europe

Principal businesses in Asia, Oceania and Europe involve direct financing leases, operating leases for precision measuring equipment, transportation equipment and aircraft, corporate lending and securities investment.

[Main related companies]

ORIX Asia Limited, ORIX Taiwan Corporation, ORIX Leasing Malaysia Berhad,

ORIX Investment and Management Private Limited, ORIX Leasing Singapore Limited, PT. ORIX Indonesia Finance,

INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED, ORIX Leasing Pakistan Limited,

ORIX Australia Corporation Limited, ORIX Aviation Systems Limited

Group Structure

The structure of principal business of the ORIX Group is as follows.

[Management Policies]

1.	Management Policy

The basic policy for management at ORIX is to fulfill our social responsibilities as a corporation by continuing to optimize growth in corporate and shareholder value through unique and inventive business activities.

2.	Profit Distribution Policy

The basic policy for profit distribution at ORIX is to foster sustainable growth of the company and shareholder value through the optimal use of retained earnings in addition to steady distributions to investors.

3.	Vision and Policy for Lowering Investment Units

ORIX believes that it is necessary to take appropriate measures in reviewing its policy regarding the minimum investment unit for trading on the stock exchange to allow for participation by a broader range of investors.

With regard to lowering investment units, our policy is that we will take certain factors such as market demand into account, and analyze the costs and benefits of adopting such demands while we address this issue.

4.	Target Management Index

ORIX is building its business portfolio with a focus on balancing profitability, growth and soundness of the company. To achieve this, we set ROE, ROA, and the shareholders’ equity ratio as important management indexes and continue to work to make improvements in these.

5.	Mid- to Long-Term Corporate Management Strategy

ORIX is working to establish the following corporate image:

•	A company that can produce an economic impact by creating new standards of value highly appraised by the market, and engaging in business activities with “pride.”

•	A company with a high ability to meet various expectations from society including shareholders, customers and employees that practices modesty and is “trusted” by related parties.

•	A company that complies with social standards, has a superior corporate culture with fair and transparent business activities, maintains a harmonious balance with society and is widely “respected” around the world.

We continuously strive to provide new and inventive services that are both multidimensional and multinational in order to accomplish the above stated corporate image.

Additionally, we are working to further enhance our risk management and corporate governance to achieve sustainable growth of our corporate value.

6.	Challenges to be Addressed

ORIX is currently working on the following important challenges:

1)	Further Expansion of our Existing Franchises

2)	Cultivating New Franchises

3)	New Overseas Business Development

4)	Reinforcement of Risk Management Policies

1)	Further Expansion of our Existing Franchises

ORIX has established a solid operating foundation by cross-selling a wide range of financial products such as leases, loans, life insurance policies and investment products mainly to small and medium-sized companies, as well as providing solutions related to corporate restructuring and helping companies improve their financial positions.

Furthermore, based on this core business model discussed above, we have developed a number of unique business operations in peripheral areas. For example, we are proactively working to raise our profitability by focusing on businesses such as automobile maintenance leases in our “Automobile Operations” segment and precision measuring and other equipment rentals in our “Rental Operations” segment, both of which are more service-oriented than the general field of financial services. We will continuously strive to increase our profitability and expand our existing franchises.

2)	Cultivating New Franchises

In recent years, ORIX has been developing new businesses by taking advantage of opportunities resulting from changes occurring in the macro-economy as well as structural changes taking place in the Japanese financial system. We are planning to further strengthen our position in such businesses through the development of new franchises.

For example, the impact of this transformation is starting to be seen in the areas of real estate-related finance and investment banking operations including principal investment businesses, both of which have seen enormous growth in Japan’s financial sector. We hope to continue to develop new franchises in these areas.

3)	New Overseas Business Development

ORIX currently operates its business outside of Japan primarily focused on financial services through a total of 42 corporations located in 23 countries overseas. Since the establishment of our first overseas office in Hong Kong in 1971, our overseas network has grown over the last 34 years and now covers Asia, Oceania, the Middle East, Africa, Europe and North America. By sharing business knowledge within our network, our goal is to continuously develop new businesses overseas to boost ORIX’s overall performance.

4)	Reinforcement of Risk Management Policies

ORIX believes that it is necessary to appropriately manage the various risks associated with the diversification of our business. We have established risk management systems company-wide to periodically monitor multiple risk factors; diversify and hedge against risks; and manage such risks accordingly. As we continue to expand our business, we are improving both risk control mechanisms and their level of sophistication.

7.	Corporate Governance Vision and the Current Status of Implementation Measures

1)	Vision for Corporate Governance

ORIX’s basic management policy is to fulfill its social responsibility through sustainable growth of our corporate value. In order to accomplish this goal, we believe that it is important to employ corporate governance that takes into consideration the perspective of various stakeholders. For this reason, we aim to establish a system of corporate governance that is both transparent and reflects global standards.

2)	Status of Our Corporate Governance System

[Progress Towards an Enhanced Corporate Governance System]

ORIX established an Advisory Board in 1997 made up of experienced individuals from outside the Company, introduced a Corporate Executive Officer system in 1998, and welcomed outside directors to the Board and set up the Executive Nomination and Compensation Committee in 1999.

In order to further strengthen its corporate governance structure, ORIX received approval from shareholders at the 40th Annual General Meeting of Shareholders in June 2003 to adopt a “Company with Committees” board model.

[Current Status of Corporate Governance]	As of April 26, 2005

<Board of Directors>

The board of directors consists of 12 directors of which five are outside directors. The board of directors decides management policies and supervises the performance of executive officers.

<Audit Committee>

The Audit Committee consists of three directors of which two are outside directors. The Audit Committee receives quarterly results reports from the executive officer who is in charge of the accounting department; accounting audit reports from the independent public accountants; and business summary reports regarding business affairs of the company from the Group COO.

In addition, the Audit Committee receives reports of internal audit results and an overview of internal control systems from the executive officer who is in charge of the Internal Audit Department; reports from the standing auditor; and business reports from each executive officer of the departments for which each such executive officer is in charge of supervising. The committee reviews such reports and evaluates the business performance by executive officers as well as internal control systems.

<Nominating Committee>

The Nominating Committee consists of six directors of which four are outside directors. As stipulated in the Commercial Code, the Nominating Committee is authorized to nominate candidates for the director position to be submitted to the general shareholder meetings as well as to discuss the selection of executive officers.

<Compensation Committee>

The Compensation Committee consists of six directors of which four are outside directors. As stipulated in the Commercial Code, the Compensation Committee is authorized to determine policies regarding the remuneration of directors and executive officers as well as the monetary remuneration of each individual director and executive officer.

<Disclosure Committee>

ORIX believes that disclosure control occupies an important position within the overall scheme of corporate governance. We have set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of information to investors.

The Disclosure Committee, which plays a key role in our disclosure control, consists of executive officers who are in charge of departments such as corporate communications, accounting, treasury and internal control. Upon receiving material information from each department, the committee discusses, as needed, necessary actions to be taken to evaluate whether or not any timely disclosure is needed and to materialize, and ensure, appropriate and timely disclosure of such information.

[Current Status of Compliance Efforts]

At ORIX, we believe that compliance is the foundation for sound corporate governance. We have established the Compliance Department and are proactively promoting compliance based on our “Business Conduct Principles” and “Employee Conduct Principles” set fourth by the board of directors.

3)	Status of Implementation Regarding Efforts Made Toward Sound Corporate Governance During This Fiscal Year

<Board of Directors>

Board of directors meetings were held seven times in total during this fiscal year (from April 1, 2004-March 31, 2005). The attendance rate of directors for all seven board of directors meetings was 95%.

<Audit Committee>

Audit committee meetings were held six times in total during this fiscal year. The attendance rate of committee members for all six committee meetings was 100%.

<Nominating Committee>

Nominating committee meetings were held four times in total during this fiscal year during which time decisions on the selection process for directors were discussed including the selection process for executive officers. The attendance rate of committee members for all four committee meetings was 91%.

<Compensation Committee>

Compensation committee meetings were held eight times in total during this past fiscal year during which time decisions were made on policies determining the remuneration of directors and executive officers, as well as the amount of monetary remuneration of each individual director and executive officer. The attendance rate of committee members for all eight committee meetings was 89%.

The policies determining the remuneration of directors and executive officers decided by the Compensation Committee are shown below.

Policies Determining the Remuneration of Directors and Executive Officers

ORIX’s business objective is to increase mid- to long-term growth in shareholder value. In addition, in that regard we believe in the importance of team play in order to ensure the continuous overall growth of ORIX as well as each director and executive officer responsibly performing their duties.

The Compensation Committee at ORIX believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on the performance during the current fiscal year, but also on mid- to long-term results. Accordingly, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers, under the basic policy that compensation should provide effective incentives.

1) Compensation Policy for Directors

The compensation policy for directors (who are not also executive officers) aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of business operations, which is the main duty of directors.

Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed and a component linked to mid- to long-term stock prices.

2) Compensation Policy for Executive Officers

The compensation policy for executive officers (including those who are also directors) aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance.

Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed component based on positions and duties performed, a performance-linked component linked to business performance in the current fiscal year, and a component linked to mid- to long-term stock prices.

Regarding “7 Corporate Governance Vision and the Current Status of Implementation Measures,” additional information will be included in “Additions to Consolidated Financial Results for Fiscal 2005” when it becomes available.

8.	Matters Related to the Parent Company

We do not have a parent company.

Financial Results

1. The Fiscal Year Ended March 31, 2005

Economic Environment

The world economy showed signs of recovery throughout this fiscal year led by the United States and China. In the U.S. economy, employment continued to improve and consumer confidence remained high. Capital expenditures continued to show upward expansion, but the pace of growth slowed as a result of higher interest rates and the steep rise of crude oil prices. Among Asian economies, China showed significant expansion, and growth rates of other Asian countries were also above levels of the previous year. However, after the summer period, exports in IT and digital industries slowed, and the rate of economic expansion declined in Korea and Taiwan. In the European economy, domestic demand that experienced a slow recovery started to show positive signs with gradual expansion.

On the other hand, the Japanese economy showed signs of expansion in the first half due to growth in exports and capital expenditures, but it started to show indications of economic downturns due to sluggish growth in the world economy and inventory adjustments, which took place after the summer period. However, over the long-term it appears that the Japanese economy has bottomed out as major financial institutions have made progress with the disposal of their non-performing loans.

Financial Highlights

Revenues	916,950 million yen (Up 21% year on year)
Operating Income	130,957 million yen (Up 55% year on year)
Income before Income Taxes*	154,347 million yen (Up 51% year on year)
Net Income	91,496 million yen (Up 69% year on year)
Operating Assets	5,129,098 million yen (Up 6% year on year)
Earnings Per Share (Basic)	1,087.82 yen (Up 69% year on year)
Earnings Per Share (Diluted)	1,002.18 yen (Up 67% year on year)
Shareholders’ Equity Per Share	8,322.96 yen (Up 23% year on year)
ROE	14.2% (March 31, 2004: 10.1%)
ROA	1.56% (March 31, 2004: 0.93%)

*	“Income before Income Taxes” refers to “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

Revenues: 916,950 million yen (Up 21% year on year)

Although revenues from “gains on sales of real estate under operating leases” decreased year on year, revenues from “direct financing leases,” “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income,” “real estate sales” and “other operating revenues” were up compared to the previous fiscal year. As a result, revenues increased 21% to 916,950 million yen compared with the previous fiscal year.

In Japan, revenues from “direct financing leases” were up 4% year on year. The automobile leasing operations performed steadily and gains were recorded from the securitization of direct financing leases other than those associated with the automobile leasing operations. Overseas, although the leasing operations in the Asia, Oceania and Europe regions expanded, revenues were down 8% year on year due to the reduction of assets in the U.S. and the appreciation of the yen against the dollar. As a result, overall revenues from “direct financing leases” increased 1% to 113,514 million yen compared with the previous fiscal year.

In Japan, revenues from “operating leases” increased 11% year on year. Although the precision measuring and other equipment rental operations were down year on year, the automobile operating lease operations performed steadily along with the acquisition of JAPAREN Co., Ltd. (merged into

ORIX Auto Corporation on January 1, 2005) in October 2003, which contributed from the beginning of this fiscal year. Overseas, revenues were up 5% year on year due to the steady performance of the automobile operating lease operations. As a result, overall revenues from “operating leases” increased 9% to 181,808 million yen due to the increases in Japan and overseas.

Furthermore, various expenses (insurance, property tax and other) that were netted against revenues from “operating leases” have been included in “costs of operating leases” from the fourth quarter of this fiscal year (Please refer to the note of the Condensed Consolidated Statements of Income on page 18).

In Japan, “interest on loans and investment securities” increased 22% year on year. Although revenues were down at our card loan operations as a result of a lower balance of loans due to a more strict credit screening process, an increase in loans to corporate customers, including non-recourse loans, and the loan servicing operations contributed to the higher revenues. Overseas, although revenues were higher in the U.S. compared to the previous fiscal year, the appreciation of the yen against the dollar resulted in a 2% decrease year on year. As a result, overall revenues from “interest on loans and investment securities” increased 17% to 136,035 million yen compared with the previous fiscal year.

Brokerage commissions increased 14% year on year due to the high trading volume on the stock market. Net gains on investment securities increased 33% year on year due to the sale of securities mainly associated with our venture capital and other operations in Japan and securities investment operations in the U.S. As a result, “brokerage commissions and net gains on investment securities” increased 30% to 33,906 million yen compared with the previous fiscal year.

“Life insurance premiums and related investment income” increased 2% to 137,004 million yen compared with the previous fiscal year due to an increase in new contracts and our continued focus on more profitable life insurance products.

“Real estate sales” increased 26% year on year to 123,162 million yen. While there was a reduction in the number of condominiums sold to buyers and many of the residential condominiums developed through certain joint ventures were accounted for by the equity method and were included as a net of revenues and selling costs in “equity in net income of affiliates,” the revenues associated with the sale of office buildings and other real estate developments made a contribution. The revenues from the aforementioned joint ventures were 12,464 million yen.

Revenues from the sales of residential condominiums and office buildings and other real estate developments were previously included in “residential condominium sales” and “other operating revenues” respectively and from the fourth quarter of this fiscal year have been included in “real estate sales.” Revenues from office buildings and other real estate developments that were sold in the fiscal year ended March 31, 2005 amounted to 49,569 million yen. (Please refer to the note of the Condensed Consolidated Statements of Income on page 18).

“Gains on sales of real estate under operating leases” were down 83% year on year to 1,554 million yen due to lower revenues associated with the sales of rental purpose office buildings and other real estate and the reclassification of those sales to “discontinued operations.”

“Transportation revenues” were 55,339 million yen in the fiscal year ended March 31, 2005. Revenues associated with the operations of Footwork Express Co., Ltd., which is undergoing corporate rehabilitation, were included in “other operating revenues” up to the first half of this fiscal year, and have been included in “transportation revenues,” from the second half of this fiscal year. Furthermore, although “transportation revenues” were recorded from January 2004 upon the acquisition of net assets in December 2003 that constituted a business of reorganization company, Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.), “transportation revenues” were not recorded in the previous fiscal year due to the recording of income on a three months lag basis as permitted under U.S. GAAP.

In addition, ORIX’s share in Footwork Express Co., Ltd. was reduced in December 2004 due to an increase in capital whereby the substantive participating rights of minority shareholders were increased. As a result, ORIX no longer has a controlling financial interest in Footwork Express Co., Ltd. and accounted for this company as an equity method affiliate at the end of the fiscal year ended March 31, 2005. Instead of recording “transportation revenues” and “costs of transportation revenues,” ORIX will record its proportionate share of net income or loss of the company by the equity method from the fiscal year ending March 31, 2006 due to the fact that ORIX consistently applies a three months lag basis in reporting.

“Other operating revenues” increased 44% to 134,628 million yen due to the increase in revenues associated with our building maintenance operations and fee businesses (mainly loan servicing fees and arrangement fees). In addition, companies in which we invested as part of our corporate rehabilitation business in the second half of the previous fiscal year and this fiscal year made larger contributions compared to the previous fiscal year.

Expenses: 785,993 million yen (Up 17% year on year)

Although “interest expense,” “provision for doubtful receivables and probable loan losses,” “write-downs of long-lived assets,” “write-downs of securities” and “foreign currency transaction loss, net” were down, “costs of operating leases,” “life insurance costs,” “costs of real estate sales,” “other operating expenses” and “selling, general and administrative expenses” increased year on year. As a result, expenses were up 17% to 785,993 million yen compared with the previous fiscal year.

“Interest expense” was down 6% year on year to 56,562 million yen due mainly to the lower average debt levels overseas and the appreciation of the yen against the dollar.

“Costs of operating leases” increased 3% year on year to 124,658 million yen due to the increase in operating assets compared to the previous fiscal year.

In addition, as previously indicated, depreciation and various expenses associated with operating lease assets have been included in “costs of operating leases” from the fourth quarter of this fiscal year (Please refer to revenues from “operating leases” on page 9 and to the note of the Condensed Consolidated Statements of Income on page 18).

“Life insurance costs” increased 3% year on year to 122,896 million yen in line with the rise in life insurance premiums.

“Costs of real estate sales” were up 28% year on year to 113,830 million yen in line with the increase in “real estate sales.” Furthermore, 10,846 million yen in selling costs were accounted for by the equity method.

The costs related to the sale of residential condominiums, which were included in “costs of residential condominium sales” and the costs of office buildings and other real estate developments that were included in “other operating expenses” have been included in “costs of real estate sales” from the fourth quarter of this fiscal year. The costs of office building and other real estate developments that were sold in the fiscal year ended March 31, 2005 amounted to 46,323 million yen (Please refer to the note of the Condensed Consolidated Statements of Income on page 18).

“Costs of transportation revenues” were 46,594 million yen in the fiscal year ended March 31, 2005. “Costs of transportation revenues” represent the cost corresponding to “transportation revenues” and were included in “other operating expenses” up to the first half of this fiscal year.

“Other operating expenses” were up 58% year on year to 82,833 million yen along with the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 12% year on year to 181,620 million yen due to the costs, which were included from the beginning of this fiscal year, associated with an increase in consolidated companies in the second half of the previous fiscal year and the further costs associated with the increase in consolidated companies in this fiscal year.

“Provision for doubtful receivables and probable loan losses” was down 20% year on year to 39,574 million yen due to a lower level of non-performing assets despite the rise in operating assets.

“Write-downs of long-lived assets” were down 5% year on year to 11,713 million yen. The majority of the “write-downs of long-lived assets” in the fiscal year ended March 31, 2005 were associated with a building in Japan and a rental property in the U.S. The building in Japan was reclassified from “office facilities” to rental purpose after it was decided that the building would be rebuilt. We tested for impairment for the purpose of rental asset use and consequently wrote the building down by 7,705 million yen to its fair value. In addition, the rental property in the U.S. was written down by 1,879 million yen.

“Write-downs of securities” were down 6% year on year to 4,930 million yen as we recorded write-downs mainly associated with investments in stocks in our venture capital operations in Japan and securities investment operations in the U.S.

Net Income: 91,496 million yen (Up 69% year on year)

“Operating income” was up 55% year on year to 130,957 million yen. “Equity in net income of affiliates” was up 12% to 20,043 million yen compared to the previous fiscal year (while “equity in net income of affiliates” in the fiscal year ended March 31, 2004 included our proportionate interest in the recognition of deferred tax assets of 5,380 million yen for Korea Life Insurance Co., Ltd. (KLI) attributable to a change in tax rules in Korea, this fiscal year only included the contribution from KLI’s regular operations). “Income before discontinued operations, extraordinary gain and income taxes” increased 51% year on year to 154,347 million yen with contributions from the “gains on sales of affiliates” of 3,347 million yen.

“Discontinued operations, net of applicable tax effect” were 5,975 million yen. “Income from discontinued operations, net” of 10,037 million yen and “gains on sales of real estate under operating leases” of 1,554 million yen totaled 11,591 million yen, a decrease of 2,441 million yen compared to the previous fiscal year.

“Net income” increased 69% year on year to 91,496 million yen.

Operating Assets: 5,129,098 million yen (Up 6% on March 31, 2004)

Operating assets were up 6% on March 31, 2004 to 5,129,098 million yen. Although the “investment in direct financing leases” was flat on March 31, 2004, “installment loans,” “investment in operating leases,” “investment in securities” and “other operating assets” were all up.

Segment Information (“Segment Profits” refer to income before income taxes)

Segment profits increased year on year for all nine segments.

Operations in Japan

Corporate Financial Services:

Segment revenues were up 9% year on year to 87,708 million yen as loans to corporate customers expanded and direct financing leases, in which we continued to carefully select new assets and focus on the profitability of each transaction, also made a contribution due to the recognition of gains from securitization.

Segment profits increased 62% to 43,848 million yen compared to 27,150 million yen in the previous fiscal year thanks in part to the lower “provision for doubtful receivables and probable loan losses” as a result of a reduction in the level of non-performing assets.

Segment assets increased 6% on March 31, 2004 to 1,506,311 million yen due mainly to the increase in loans to corporate customers and the direct financing leases associated with ORIX Kitakanto Corporation (ORIX acquired all issued shares in Kitakanto Lease held by the Ashikaga Financial Group in January 2005. The company was subsequently renamed ORIX Kitakanto Corporation in April 2005).

The automobile leasing operations, which have been included in the “Corporate Financial Services” segment, were included in a new segment called “Automobile Operations” from the fourth quarter of this fiscal year. The “Corporate Financial Services” segment includes direct financing leases and installment loans as well as fee businesses that include the sale of financial products to corporate customers (Please refer to the note of the Segment Information on page 23).

Automobile Operations:

Segment revenues performed steadily centering on maintenance leases for the automobile leasing operations. In addition, operating leases for automobiles also expanded along with the acquisition in October 2003 of JAPAREN Co., Ltd. (merged into ORIX Auto Corporation on January 1, 2005), which contributed from the beginning of this fiscal year. As a result, segment revenues were up 23% year on year to 89,404 million yen.

Segment profits increased 18% to 21,088 million yen compared to 17,921 million yen in the previous fiscal year.

Segment assets increased 8% on March 31, 2004 to 451,715 million yen.

The automobile leasing operations, which have been included in the “Corporate Financial Services” segment and the automobile rental operations that have been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from the fourth quarter of this fiscal year (Please refer to the note of the Segment Information on page 23).

Rental Operations:

The “Rental Operations” segment represents the operations of ORIX Rentec Corporation. The operations of this company mainly include the rental of precision measuring and other equipment and a portion of its business activities cover direct financing leases for IT-related equipment. (Please refer to the note of the Segment Information on page 23).

Segment revenues were down 7% year on year to 68,447 million yen due to the increase in the ratio of direct financing lease transactions, which are recorded as net amounts, compared with operating lease transactions in which revenues and expenses are recorded separately.

Segment profits increased 16% to 9,384 million yen compared to 8,058 million yen in the previous fiscal year as IT-related equipment direct financing lease transactions were steady.

Segment assets were down 1% on March 31, 2004 to 118,427 million yen.

The automobile rental operations, which have been included in the “Rental Operations” segment, were included in the “Automobile Operations” segment from the fourth quarter of this fiscal year. (Please refer to the note of the Segment Information on page 23).

Real Estate-Related Finance:

Revenues associated with corporate loans, including non-recourse loans, and housing loans increased and the loan servicing operations, which include servicing fees, also made a larger contribution to revenues compared to the previous fiscal year. As a result, segment revenues increased 77% year on year to 100,567 million yen.

Segment profits increased 23% to 22,269 million yen compared to 18,102 million yen in the previous fiscal year even though a portion of non-performing assets were sold off to accelerate charge-offs, which resulted in an increase in the “provision for doubtful receivables and probable loan losses.”

Segment assets increased 22% on March 31, 2004 to 1,106,548 million yen.

Real Estate:

Segment revenues increased 17% year on year to 172,728 million yen. While sales of residential condominiums declined year on year due to the lower number of condominiums sold to buyers, the sale of office buildings and other real estate developments and revenues associated with our building maintenance operations increased.

Segment profits increased 149% to 15,546 million yen compared to 6,244 million yen in the previous fiscal year due in part to the lower “write-downs of long-lived assets.”

Segment assets increased 13% on March 31, 2004 to 350,254 million yen.

Life Insurance:

Segment revenues increased 3% year on year to 136,857 million yen due to a continued shift to more profitable life insurance products and an increase in the number of new contracts.

Segment profits, which included the recognition of “gains on sales of affiliates,” increased 34% to 7,223 million yen compared to 5,382 million yen in the previous fiscal year.

Segment assets were down 3% on March 31, 2004 to 567,023 million yen.

Other:

Segment revenues increased 94% year on year to 143,754 million yen. The contribution from the consumer card loan operations decreased year on year as a result of a stricter credit screening process that led to a lower average loan balance and subsequent lower interest on loans. However, net gains on investment securities were up at our venture capital operations and brokerage commissions at our securities brokerage expanded due to the high trading volume on the stock market.

Segment profits increased 108% to 20,970 million yen compared to 10,079 million yen in the previous fiscal year as “provision for doubtful receivables and probable loan losses” associated with our card loan operations decreased, while “equity in net income of affiliates” and “gains on sales of affiliates” increased year on year.

Segment assets increased by 19% on March 31, 2004 to 489,758 million yen. Here the level of loans associated with our card loan operations declined, while investment in equity method affiliates including DAIKYO INCORPORATED increased.

Overseas Operations

The Americas:

Segment revenues were up 5% year on year to 53,084 million yen as net gains on investment securities increased due to the sale of CMBS (commercial mortgage-backed securities) and gains on the sales of real estate were also recorded, even though revenues from “direct financing leases” and interest on loans to corporate customers were down, owing in part to the appreciation of the yen against the dollar.

Segment profits increased 106% to 15,621 million yen compared to 7,601 million yen in the previous fiscal year, despite the loss associated with an equity method affiliate, thanks to a decrease in the “provision for doubtful receivables and probable loan losses” due to the lower level of non-performing assets.

Segment assets were down 15% on March 31, 2004 to 403,399 million yen due to the decrease in the balance of direct financing leases and loans to corporate customers.

Asia, Oceania and Europe:

Segment revenues were up 3% year on year to 73,089 million yen. Automobile leasing and corporate lending of a number of companies in the region performed steadily, while the ship-related operations expanded.

Segment profits increased 33% to 22,133 million yen compared to 16,596 million yen in the previous fiscal year despite the decrease in “equity in net income of affiliates” as the previous fiscal year included, in addition to the contribution from the regular operations of KLI, our proportionate interest in the recognition of deferred tax assets of 5,380 million yen for KLI attributable to a change in tax rules in Korea.

Segment assets increased 6% on March 31, 2004 to 498,855 million yen.

The “Europe” segment and the “Asia and Oceania” segment have been combined and from the fourth quarter of this fiscal year the new segment is shown as the “Asia, Oceania and Europe” segment (Please refer to the note of the Segment Information on page 23).

2. Summary of Cash Flows (Fiscal Year Ended March 31, 2005)

Cash and cash equivalents decreased by 6,855 million yen to 145,380 million yen compared to March 31, 2004.

“Cash flows from operating activities” decreased by 26,345 million yen and provided 126,467 million yen this fiscal year due to inflows associated with the increase in “net income” and “increase in deposits from lessees,” which offset the outflows associated with the “decrease in policy liabilities” related to the payments corresponding to the maturity of single premium endowment insurance and “increase in trading securities.”

“Cash flows from investing activities” used 408,004 million yen this fiscal year, while “cash flows from investing activities” provided 123,978 million yen in the previous fiscal year. This was due to the increase in “installment loans made to customers” as a result of the expansion of loans to corporate customers, including non-recourse loans, as well as the increase of “purchases of available-for-sale securities.”

“Cash flows from financing activities” provided 274,343 million yen this fiscal year, an increase of 602,627 million yen compared to the previous fiscal year due to the increase in debt as a result of the increase in operating assets.

3. Summary of Fourth Quarter (Three Months Ended March 31, 2005)

In the fourth quarter revenues increased 68,534 million yen year on year. Revenues from “direct financing leases” were up compared to the fourth quarter of the previous fiscal year due to the contribution from gains on securitization. Revenues from “operating leases” were up in line with the increase in operating assets. “Interest on loans and investment securities” were up due to the increase in loans to corporate customers, including non-recourse loans. “Brokerage commissions and net gains on investment securities” were up as brokerage commissions in Japan and net gains on the sale of investment securities in the U.S. were higher compared to the fourth quarter of the previous fiscal year. “Life insurance premiums and related investment income” were at about the same level compared to the previous fiscal year. “Real estate sales” increased year on year due to the contribution from the sale of office buildings and other real estate developments despite the reduction in the number of condominiums sold to buyers. “Gains on sales of real estate under operating leases” increased year on year despite the fact that a majority of revenues associated with the sales of rental purpose office buildings and other real estate were reclassified in “discontinued operations.” “Transportation revenues” were 15,624 million yen in the fourth quarter of this fiscal year. “Other operating revenues” were up year on year due to the increase in revenues associated with companies in which we invested as part of our corporate rehabilitation business mainly from the fourth quarter of the previous fiscal year, and the expansion of the building maintenance operations and increase in revenues associated with fee businesses.

On the other hand, expenses were up 46,814 million yen compared to the fourth quarter of the previous fiscal year. “Interest expense” increased year on year mainly as a result of the increase in operating assets. “Costs of operating leases” were flat year on year due to the reduction in various costs. “Life insurance costs” were flat in line with revenues compared with the same period of the previous fiscal year. “Costs of real estate sales” and “other operating expenses” increased in line with the increase in associated revenues in the fourth quarter of this fiscal year. “Costs of transportation revenues” were 12,543 million yen in the fourth quarter of this fiscal year. “Selling, general and administrative expenses” were up year on year due in part to the costs associated with the increase in the number of consolidated companies from the fourth quarter of the previous fiscal year. Although operating assets were up year on year, “provision for doubtful receivables and probable loan losses” was down compared to the fourth quarter of the previous fiscal year. “Write-downs of long-lived assets” and “write-downs of securities” were down year on year.

This resulted in an increase in “operating income” by 21,720 million yen to 38,790 million yen compared with the fourth quarter of the previous fiscal year.

“Equity in net income of affiliates” was down year on year and “losses on sales of affiliates” were recorded. “Income before discontinued operations, extraordinary gain and income taxes” increased by 20,476 million yen compared to the fourth quarter of the previous fiscal year to 40,830 million yen.

“Discontinued operations, net of applicable tax effect” added 1,313 million yen and “net income” in the fourth quarter of this fiscal year rose by 15,650 million yen to 23,778 million yen compared with a “net income” of 8,128 million yen in the fourth quarter of the previous fiscal year.

4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2006

For the fiscal year ending March 31, 2006, we forecast “revenues” of 880,000 million yen (down 4% compared with the fiscal year ended March 31, 2005), “income before income taxes” of 162,000 million yen (up 5%) and “net income” of 96,000 million yen (up 5%). Furthermore, as previously mentioned, Footwork Express Co., Ltd. will be treated as an equity method affiliate from the fiscal year ending March 31, 2006. As a result, ORIX’s overall revenues will not include “transportation revenues” (Transportation revenues for the fiscal year ended March 31, 2005 were 55,339 million yen).

5. Business Risk

Our business, operating results and financial condition may be materially adversely affected by any of the factors discussed below or other factors. The risk factors listed below are taken from the Annual Financial Report (Yukashoken houkokusho) for the fiscal year ended March 31, 2004 that was submitted in June 2004.

•	Our business may continue to be adversely affected by economic conditions in Japan.

•	Continued deflation in Japan or other deterioration of the real estate market may adversely affect the value of our long-lived assets or collateral of our loans.

•	Our credit losses on loans to Japanese real estate-related companies and construction companies may exceed our allowances for these loans.

•	Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations.

•	We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms.

•	Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or potential credit rating downgrades.

•	Our business has in the past been, and may again be, adversely affected by adverse economic conditions in the United States.

•	Adverse developments affecting other Asian economies may adversely affect our business.

•	We may suffer losses on our investment portfolio and derivative instruments.

•	We may suffer losses if we are unable to remarket leased equipment returned to us.

•	Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient.

•	Our credit related costs may increase.

•	Poor performance or failure of affiliates accounted for using the equity method, which include investments in companies as part of our corporate rehabilitation business, or consolidated companies in which we have invested as part of our corporate rehabilitation business, will have an adverse affect on our results of operations and financial condition.

•	Our business may be adversely affected by adverse conditions in the airline industry.

•	Inadequate or failed processes or systems, human factors or external events or factors may adversely affect our results of operations, liquidity or reputation.

•	We will be exposed to increased risks as we expand the range of our products and services.

•	We may not be able to hire or retain human resources to achieve our strategic goals.

•	Our results of operations and financial condition may be materially adversely affected by unpredictable events.

•	Our failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations.

•	Changes in law and regulations may materially affect our business, results of operations and financial condition.

•	Changes in tax laws or accounting principles may affect our sales of structured financial products.

•	Litigation and regulatory investigations may adversely affect our financial results.

•	Our wholly-owned life insurance company, ORIX Life Insurance, is subject to risks particular to its business.

•	A significant downgrade of our credit ratings could have a negative effect on our derivative transactions.

•	We may not be able to manage our risks successfully through derivatives.

•	Our real estate investments may be uninsured or under-insured for certain losses.

•	There is a risk of avoidance and fraudulent conveyance in relation to real estate purchased from insolvent entities.

•	Dispositions of the Shares, particularly by major shareholders, may adversely affect market prices for the Shares.

Details on risks related to our business are disclosed in our Annual Financial Report (Yukashoken houkokusho) each year. The Annual Financial Report (Yukashoken houkokusho) for the fiscal year ended March 31, 2005 is scheduled to be submitted by June 30, 2005.

Consolidated Financial Highlights

(For the Years Ended March 31, 2005 and 2004)

(Unaudited)

	(millions of JPY, except for per share data)
	Year ended March 31, 2005	Year -on- year Change	Year ended March 31, 2004	Year -on-year Change
Operating Assets
Investment in Direct Financing Leases	1,451,574	100%	1,453,575	92%
Installment Loans	2,386,597	107%	2,234,940	98%
Investment in Operating Leases	619,005	115%	536,702	101%
Investment in Securities	589,271	107%	551,928	81%
Other Operating Assets	82,651	115%	72,049	94%

Total	5,129,098	106%	4,849,194	94%

Operating Results
Total Revenues	916,950	121%	756,670	105%
Income before Discontinued Operations, Extraordinary Gain and Income Taxes	154,347	151%	101,954	225%
Net Income	91,496	169%	54,020	179%
Earnings Per Share
Net Income
Basic	1,087.82	169%	645.52	179%
Diluted	1,002.18	167%	601.46	176%
Shareholders’ Equity Per Share	8,322.96	123%	6,739.64	112%

Financial Position
Shareholders’ Equity	727,333	129%	564,047	112%
Number of Outstanding Shares (‘000)	87,389	104%	83,691	100%
Long-and Short-Term Debt and Deposits	4,146,322	107%	3,859,180	91%
Total Assets	6,068,953	108%	5,624,957	95%
Shareholders’ Equity Ratio	12.0%	—	10.0%	—
Return on Equity	14.2%	—	10.1%	—
Return on Assets	1.56%	—	0.93%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	863,137	108%	801,787	80%
New Equipment Acquisitions	767,672	108%	713,240	80%
Installment Loans	1,545,517	137%	1,124,276	89%
Operating Leases	248,327	131%	189,737	109%
Investment in Securities	244,600	200%	122,066	53%
Other Operating Transactions	129,604	70%	186,265	160%

Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2005 and 2004)

(Unaudited)

	(millions of JPY, millions of US$)
	Year ended March 31, 2005	Year -on- year Change (%)	Year ended March 31, 2004	Year -on- year Change (%)	U.S. dollars March 31, 2005
Total Revenues :	916,950	121	756,670	105	8,539

Direct Financing Leases	113,514	101	112,372	91	1,057
Operating Leases	181,808	109	166,587	104	1,693
Interest on Loans and Investment Securities	136,035	117	116,744	89	1,267
Brokerage Commissions and Net Gains on Investment Securities	33,906	130	26,025	240	316
Life Insurance Premiums and Related Investment Income	137,004	102	134,154	97	1,276
Real Estate Sales	123,162	126	98,034	138	1,147
Gains on Sales of Real Estate under Operating Leases	1,554	17	9,116	280	14
Transportation Revenues	55,339	—	—	—	515
Other Operating Revenues	134,628	144	93,638	116	1,254

Total Expenses :	785,993	117	672,098	99	7,320

Interest Expense	56,562	94	60,060	84	527
Costs of Operating Leases	124,658	103	120,566	103	1,161
Life Insurance Costs	122,896	103	119,653	95	1,144
Costs of Real Estate Sales	113,830	128	88,679	146	1,060
Costs of Transportation Revenues	46,594	—	—	—	434
Other Operating Expenses	82,833	158	52,551	127	771
Selling, General and Administrative Expenses	181,620	112	161,835	112	1,692
Provision for Doubtful Receivables and Probable Loan Losses	39,574	80	49,592	91	369
Write-downs of Long-Lived Assets	11,713	95	12,345	24	109
Write-downs of Securities	4,930	94	5,240	37	46
Foreign Currency Transaction Loss, Net	783	50	1,577	130	7

Operating Income	130,957	155	84,572	227	1,219

Equity in Net Income of Affiliates	20,043	112	17,924	289	187
Gains (Losses) on Sales of Affiliates	3,347	—	(542)	—	31

Income before Discontinued Operations, Extraordinary Gain and Income Taxes	154,347	151	101,954	225	1,437

Provision for Income Taxes	68,826	134	51,444	247	641

Income from Continuing Operations	85,521	169	50,510	206	796

Discontinued Operations
Income from Discontinued Operations, Net	10,037		4,916		93
Provision for Income Taxes	(4,062)		(2,015)		(37)

Discontinued Operations, Net of Applicable Tax Effect	5,975	206	2,901	564	56

Extraordinary Gain, Net of Applicable Tax Effect	—	—	609	19	—

Net Income	91,496	169	54,020	179	852

Note:	1. The Company recognized an “Extraordinary Gain, Net of Applicable Tax Effect” in the previous fiscal year due to the excess of the proportionate fair value of the net assets over the purchase price of the affiliate paid by the Company (“Negative Goodwill”).

2. Costs related to operating leases, which had been included in revenues of “Operating Leases,” were reclassified into an item of expenses with depreciation cost of operating leases from this fiscal year. Along with this reclassification, “Depreciation-Operating Leases” was renamed “Costs of Operating Leases.” In addition, these amounts in previous years have been reclassified retroactively.

3. From this fiscal year, revenues and costs of office buildings sales were recorded with revenues and costs of condominium sales. Accordingly, “Residential Condominiums Sales” and “Costs of Residential Condominium Sales” were renamed “Real Estate Sales” and “Costs of Real Estate Sales,” respectively.

4. “Interest Income on Deposits” had been disclosed separately until the previous fiscal year. Starting from this fiscal year, “Interest Income on Deposits” was included in “Other Operating Revenues” because it became insignificant.

5. Net income from real estate under operating leases considered to be discontinued operations were reclassified as “Discontinued Operations.” Accordingly, certain amounts in previous year have been reclassified to conform to the presentation for this fiscal year.

Condensed Consolidated Statements of Income

(For the Three Months Ended March 31, 2005 and 2004)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended March 31, 2005	Year -on- year Change (%)	Three Months ended March 31, 2004	Year -on- year Change (%)	U.S. dollars March 31, 2005
Total Revenues :	281,995	132	213,461	109	2,626

Direct Financing Leases	30,133	108	28,004	95	281
Operating Leases	47,561	107	44,362	100	443
Interest on Loans and Investment Securities	37,062	126	29,307	81	345
Brokerage Commissions and Net Gains on Investment Securities	13,317	112	11,861	753	124
Life Insurance Premiums and Related Investment Income	39,959	99	40,556	106	372
Real Estate Sales	54,965	188	29,170	150	512
Gains on Sales of Real Estate under Operating Leases	468	463	101	5	4
Transportation Revenues	15,624	—	—	—	145
Other Operating Revenues	42,906	143	30,100	122	400

Total Expenses :	243,205	124	196,391	92	2,265

Interest Expense	14,992	108	13,847	79	140
Costs of Operating Leases	31,744	100	31,625	98	296
Life Insurance Costs	35,838	98	36,518	106	334
Costs of Real Estate Sales	52,028	196	26,543	152	484
Costs of Transportation Revenues	12,543	—	—	—	117
Other Operating Expenses	29,097	161	18,032	138	271
Selling, General and Administrative Expenses	51,010	114	44,814	114	473
Provision for Doubtful Receivables and Probable Loan Losses	12,520	84	14,910	86	117
Write-downs of Long-Lived Assets	2,548	31	8,143	23	24
Write-downs of Securities	931	74	1,253	20	9
Foreign Currency Transaction Loss (Gain), Net	(46)	—	706	—	(0)

Operating Income	38,790	227	17,070	—	361

Equity in Net Income of Affiliates	2,240	68	3,294	623	21
Gains (Losses) on Sales of Affiliates	(200)	—	(10)	—	(2)

Income before Discontinued Operations, Extraordinary Gain and Income Taxes	40,830	201	20,354	—	380

Provision for Income Taxes	18,365	137	13,421	—	171

Income from Continuing Operations	22,465	324	6,933	—	209

Discontinued Operations
Income from Discontinued Operations, Net	2,206		1,397		21
Provision for Income Taxes	(893)		(568)		(9)

Discontinued Operations, Net of Applicable Tax Effect	1,313	158	829	—	12

Extraordinary Gain, Net of Applicable Tax Effect	—	—	366	11	—

Net Income	23,778	293	8,128	—	221

Condensed Consolidated Balance Sheets

(As of March 31, 2005 and 2004)

(Unaudited)

	(millions of JPY, millions of US$)
	March 31, 2005	March 31, 2004	U.S. dollars March 31, 2005
Assets
Cash and Cash Equivalents	145,380	152,235	1,354
Restricted Cash	53,193	35,621	495
Time Deposits	8,678	677	81
Investment in Direct Financing Leases	1,451,574	1,453,575	13,517
Installment Loans	2,386,597	2,234,940	22,224
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(115,250)	(128,020)	(1,073)
Investment in Operating Leases	619,005	536,702	5,764
Investment in Securities	589,271	551,928	5,487
Other Operating Assets	82,651	72,049	770
Investment in Affiliates	274,486	157,196	2,556
Other Receivables	160,263	142,711	1,492
Inventories	113,203	121,441	1,054
Prepaid Expenses	45,082	44,139	420
Office Facilities	65,410	71,196	609
Other Assets	189,410	178,567	1,763

Total Assets	6,068,953	5,624,957	56,513

Liabilities and Shareholders’ Equity
Short-Term Debt	947,871	903,916	8,826
Deposits	336,588	292,545	3,134
Trade Notes, Accounts Payable and Other Liabilities	270,737	279,852	2,521
Accrued Expenses	95,407	96,668	888
Policy Liabilities	550,880	592,782	5,130
Current and Deferred Income Taxes	179,859	153,937	1,675
Deposits from Lessees	98,415	78,491	917
Long-Term Debt	2,861,863	2,662,719	26,649

Total Liabilities	5,341,620	5,060,910	49,740

Common Stock	73,100	52,068	681
Additional Paid-in Capital	91,045	70,015	848
Retained Earnings:
Legal Reserve	2,220	2,220	21
Retained Earnings	570,494	481,091	5,312
Accumulated Other Comprehensive Loss	(1,873)	(33,141)	(17)
Treasury Stock, at Cost	(7,653)	(8,206)	(72)

Total Shareholders’ Equity	727,333	564,047	6,773

Total Liabilities and Shareholders’ Equity	6,068,953	5,624,957	56,513

	March 31, 2005	March 31, 2004	U.S. dollars March 31, 2005
Note : Accumulated Other Comprehensive Loss
Net unrealized gains on investment in securities	40,150	25,048	374
Minimum pension liability adjustments	(1,090)	(7,967)	(10)
Foreign currency translation adjustments	(39,610)	(45,629)	(369)
Net unrealized losses on derivative instruments	(1,323)	(4,593)	(12)

Condensed Consolidated Statements of Shareholders’ Equity

(For the Year Ended March 31, 2005 and 2004)

(Unaudited)

	(millions of JPY, millions of US$)
	Year ended March 31, 2005	Year ended March 31, 2004	U.S. dollars March 31, 2005
Common Stock:
Beginning balance	52,068	52,067	485
Issuance during the year	21,032	1	196

Ending balance	73,100	52,068	681

Additional Paid-in Capital:
Beginning balance	70,015	70,002	652
Issuance during the year and other, net	21,030	13	196

Ending balance	91,045	70,015	848

Legal Reserve:
Beginning balance	2,220	2,220	21

Ending balance	2,220	2,220	21

Retained Earnings:
Beginning balance	481,091	429,163	4,480
Cash dividends	(2,093)	(2,092)	(20)
Net income	91,496	54,020	852

Ending balance	570,494	481,091	5,312

Accumulated Other Comprehensive Loss:
Beginning balance	(33,141)	(39,747)	(308)
Net change of unrealized gains on investment in securities	15,102	23,131	141
Net change of minimum pension liability adjustments	6,877	(3,785)	64
Net change of foreign currency translation adjustments	6,019	(15,710)	56
Net change of unrealized losses on derivative instruments	3,270	2,970	30

Ending balance	(1,873)	(33,141)	(17)

Treasury Stock:
Beginning balance	(8,206)	(8,247)	(77)
Decrease, net	553	41	5

Ending balance	(7,653)	(8,206)	(72)

Total Shareholders’ Equity:
Beginning balance	564,047	505,458	5,253
Increase, net	163,286	58,589	1,520

Ending balance	727,333	564,047	6,773

Summary of Comprehensive Income :
Net income	91,496	54,020	852
Other comprehensive income	31,268	6,606	291

Comprehensive income	122,764	60,626	1,143

Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2005 and 2004)

(Unaudited)

	(millions of JPY, millions of US$)
	Year ended March 31, 2005	Year ended March 31, 2004	U.S. dollars Year ended March 31, 2005
Cash Flows from Operating Activities:
Net income	91,496	54,020	852
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132,158	121,530	1,231
Provision for doubtful receivables and probable loan losses	39,574	49,592	369
Decrease in policy liabilities	(41,902)	(15,771)	(390)
Gains from securitization transactions	(12,520)	(446)	(117)
Equity in net income of affiliates	(20,043)	(17,924)	(187)
(Gains) losses on sales of affiliates	(3,347)	542	(31)
Extraordinary gain	—	(609)	—
Gains on sales of available-for-sale securities	(14,761)	(8,728)	(137)
Gains on sales of real estate under operating leases	(1,554)	(9,116)	(14)
Gains on sales of operating lease assets other than real estate	(4,746)	(2,783)	(44)
Write-downs of long-lived assets	11,713	12,345	109
Write-downs of securities	4,930	5,240	46
Increase in restricted cash	(17,517)	(17,393)	(163)
Increase in trading securities	(21,430)	(4,831)	(200)
Increase in inventories	(21,906)	(18,197)	(204)
Increase in prepaid expenses	(975)	(1,974)	(9)
Increase in accrued expenses	8,255	7,481	77
Increase in deposits from lessees	19,567	683	182
Other, net	(20,525)	(849)	(192)

Net cash provided by operating activities	126,467	152,812	1,178

Cash Flows from Investing Activities:
Purchases of lease equipment	(942,489)	(873,248)	(8,777)
Principal payments received under direct financing leases	633,724	731,702	5,901
Net proceeds from securitization of lease receivables, loan receivables and securities	191,976	35,704	1,788
Installment loans made to customers	(1,545,297)	(1,130,986)	(14,390)
Principal collected on installment loans	1,287,144	1,092,698	11,986
Proceeds from sales of operating lease assets	73,928	116,531	688
Investment in and dividends received from affiliates, net	(48,257)	5,822	(449)
Purchases of available-for-sale securities	(219,890)	(90,527)	(2,048)
Proceeds from sales of available-for-sale securities	127,452	164,860	1,187
Maturities of available-for-sale securities	82,373	88,601	767
Purchases of other securities	(24,283)	(32,707)	(226)
Proceeds from sales of other securities	11,456	12,648	107
Purchases of other operating assets	(9,216)	(8,966)	(86)
Proceeds from sales of other operating assets	3,539	10,468	33
Acquisitions of subsidiaries, net of cash acquired	(12,506)	(8,861)	(116)
Sales of subsidiaries, net of cash disposed	—	24	—
Other, net	(17,658)	10,215	(164)

Net cash provided by (used in) investing activities	(408,004)	123,978	(3,799)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(34,227)	50,109	(319)
Proceeds from debt with maturities longer than three months	1,934,048	1,640,244	18,010
Repayment of debt with maturities longer than three months	(1,665,050)	(2,051,777)	(15,505)
Net increase in deposits due to customers	44,043	30,078	410
Issuance of common stock	2,052	8	19
Dividends paid	(2,093)	(2,092)	(19)
Net increase (decrease) in call money	(5,000)	5,000	(46)
Other, net	570	146	5

Net cash provided by (used in) financing activities	274,343	(328,284)	2,555

Effect of Exchange Rate Changes on Cash and Cash Equivalents	339	(948)	2

Net Decrease in Cash and Cash Equivalents	(6,855)	(52,442)	(64)
Cash and Cash Equivalents at Beginning of Period	152,235	204,677	1,418

Cash and Cash Equivalents at End of Period	145,380	152,235	1,354

Segment Information

(For the Years Ended March 31, 2005 and 2004)

(Unaudited)

	(millions of JPY)
	Year ended March 31, 2005			Year ended March 31, 2004
	Revenues	Income (Loss) before Income Taxes*1	Operating Assets	Revenues	Income (Loss) before Income Taxes	Operating Assets
Operations in Japan
Corporate Financial Services	87,708	43,848	1,506,311	80,418	27,150	1,416,117
Automobile Operations	89,404	21,088	451,715	72,614	17,921	418,412
Rental Operations	68,447	9,384	118,427	73,235	8,058	119,388
Real Estate-Related Finance	100,567	22,269	1,106,548	56,804	18,102	909,019
Real Estate	172,728	15,546	350,254	148,217	6,244	309,558
Life Insurance	136,857	7,223	567,023	133,391	5,382	582,473
Other	143,754	20,970	489,758	73,987	10,079	412,505

Sub-Total	799,465	140,328	4,590,036	638,666	92,936	4,167,472
Overseas Operations
The Americas	53,084	15,621	403,399	50,373	7,601	472,595
Asia, Oceania and Europe	73,089	22,133	498,855	71,176	16,596	469,675

Sub-Total	126,173	37,754	902,254	121,549	24,197	942,270

Segment Total	925,638	178,082	5,492,290	760,215	117,133	5,109,742

Difference between Segment totals and Consolidated Amounts	(8,688)	(23,735)	(363,192)	(3,545)	(15,179)	(260,548)

Consolidated Amounts	916,950	154,347	5,129,098	756,670	101,954	4,849,194

	(millions of US$)
	U.S. dollars March 31, 2005
	Revenues	Income (Loss) before Income Taxes	Operating Assets
Operations in Japan
Corporate Financial Services	817	408	14,027
Automobile Operations	833	196	4,206
Rental Operations	637	87	1,103
Real Estate-Related Finance	936	207	10,304
Real Estate	1,608	145	3,262
Life Insurance	1,274	67	5,280
Other	1,340	197	4,560

Sub-Total	7,445	1,307	42,742
Overseas Operations
The Americas	494	145	3,756
Asia, Oceania and Europe	681	206	4,645

Sub-Total	1,175	351	8,401

Segment Total	8,620	1,658	51,143

Difference between Segment totals and Consolidated Amounts	(81)	(221)	(3,382)

Consolidated Amounts	8,539	1,437	47,761

*Note 1:	Effective January 1, 2005, the Company integrated seven group companies, which were involved in automobile leasing and rental operations, into ORIX Auto Corporation, in order to control and manage the overall automobile operations under one company. The automobile leasing operations, which had been included in the “Corporate Financial Services” segment and the automobile rental operations that had been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from this fiscal year. The “Rental Operations” segment now includes only the rental operations of precision measuring and other equipment. The Company changed the management of its overseas operations, whereby the “Europe” segment and the “Asia and Oceania” segment have been combined and from this fiscal year the new segment is shown as the “Asia, Oceania and Europe” segment. Accordingly, certain amounts in previous year have been reclassified retroactively.

*Note 2:	“Income (Loss) before Income Taxes” represents “Income (Loss) before Discontinued Operations, Extraordinary Gain and Income Taxes.

*Note 3:	Results of discontinued operation are included in “Revenues” and “Income (Loss) before Income Taxes” of each segment, if any.

Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”

Basis of presentation and significant accounting policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have followed accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

Some areas of potential significant differences between U.S. and Japanese accounting policies and practices are as follows: Accounting for direct financing leases, accounting for the impairment of long-lived assets and long-lived assets to be disposed of, the use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs and the calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments. Segment information is prepared in accordance with FASB Statement No. 131. The basis of presentation and significant accounting policies are as follows.

1. Consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of the Company, 109 domestic subsidiaries and 84 overseas subsidiaries (total of 193 subsidiaries).

The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No.46 (revised December 2003) (FIN46(R) (“Consolidation of Variable Interest Entities”)).

Major subsidiaries are ORIX Auto Corporation, ORIX USA Corporation and others.

2. Affiliates accounted for by the equity method

Investment in 58 domestic affiliates and 24 overseas affiliates (total of 82 affiliates) are accounted for by using the equity method. Major affiliates are The Fuji Fire and Marine Insurance Company Limited, Stockton Holdings Limited, Korea Life Insurance Co., Ltd., and others.

3. The date of subsidiaries fiscal closing

Certain subsidiaries have a year-end that differs from that of the Company. However, these subsidiaries close their books and make necessary adjustments for consolidation purposes as of the Company’s fiscal year end. For certain subsidiaries whose fiscal periods end at a date that is less than three months from our consolidated fiscal periods, we use the most recent fiscal period end of those subsidiaries in our consolidated financial results.

4. Accounting policies

(1) Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Recognition of revenues

Direct financing leases—The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term using the interest method. Certain direct lease origination costs are being deferred and amortized over the lease term as a yield adjustment.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis.

Insurance premium and expenses— Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. Certain costs associated with writing insurance are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

(3) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through accumulated other comprehensive income (loss), net of applicable income taxes. However, the Company and its subsidiaries recognize losses related to securities for which the market price has been significantly below the acquisition cost and not considered temporary in nature. Held-to-maturity securities are recorded at amortized cost.

(4) Inventories

Inventories include advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums.

Advances and/or progress payments for sales are carried at cost less any impairment losses and finished goods are stated at the lower cost or market.

(5) Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

(6) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated.

(7) Prepaid benefit cost (Accrued benefit liability)

The Company and its subsidiaries adopt FASB Statement No. 87 (“Employer’s Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods.

(8) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year.

(9) Hedge accounting

The Company and its subsidiaries adopt FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), as amended by FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133”) and FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). All derivatives are recorded on the balance sheet at fair value.

(10) Goodwill and intangible assets resulting from business combinations

Goodwill and intangible assets that have indefinite useful lives are not amortized. Impairment tests are required on an annual basis and between annual tests whenever events or circumstances indicate a potential impairment might exist.

(11) Income taxes

Income taxes are accounted for under the assets and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

5. Cash and cash equivalents in the accompanying consolidated statements of cash flows

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

Revenues from overseas customers

Revenues from overseas customers are as follows.

March 31, 2005

	Millions of JPY
	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	48,647	77,627	126,274

Consolidated revenue			916,950

The rate of the overseas revenues to consolidated revenue	5.3%	8.5%	13.8%

March 31, 2004

	Millions of JPY
	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	46,898	75,234	122,132

Consolidated revenue			756,670

The rate of the overseas revenues to consolidated revenue	6.2%	9.9%	16.1%

March 31, 2005

	Millions of U.S. dollars
	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	453	723	1,176

Consolidated revenue			8,539

The rate of the overseas revenues to consolidated revenue	5.3%	8.5%	13.8%

Investment in Securities

Investment in securities at March 31, 2005 and 2004 consists of the following:

	Millions of JPY		Millions of U.S. dollars
	March 31, 2005	March 31, 2004	March 31, 2005
Trading securities	47,784	26,354	445
Available-for-sale securities	390,542	386,797	3,637
Other securities	150,945	138,777	1,405

	589,271	551,928	5,487

For fiscal 2005 and 2004, net unrealized holding gains and losses on trading securities are losses of JPY764 million (US$7 million) and gains of JPY1,977 million, respectively. During fiscal 2005 and 2004, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of JPY158,740 million (US$1,478 million) and JPY164,860 million, respectively, resulting in gross realized gains of JPY23,036 million (US$215 million) and JPY10,910 million, respectively, and gross realized losses of JPY1,747 million (US$16 million) and JPY2,182 million, respectively. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

Other securities consist mainly of non-marketable equity securities and preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2005 and 2004 are as follows:

March 31, 2005

	Millions of JPY
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	4,498	78	(215)	4,361
Japanese prefectural and foreign municipal bond securities	16,941	68	(138)	16,871
Corporate debt securities	238,096	2,159	(1,332)	238,923
Mortgage-backed and other asset-backed securities	65,192	13,460	(2,314)	76,338
Equity securities	18,912	35,862	(725)	54,049

	343,639	51,627	(4,724)	390,542

March 31, 2004

	Millions of JPY
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	14,520	87	(146)	14,461
Japanese prefectural and foreign municipal bond securities	16,761	20	(115)	16,666
Corporate debt securities	174,398	2,524	(2,977)	173,945
Mortgage-backed and other asset-backed securities	124,398	5,169	(3,387)	126,180
Equity securities	17,562	39,030	(1,047)	55,545

	347,639	46,830	(7,672)	386,797

March 31, 2005

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	42	1	(2)	41
Japanese prefectural and foreign municipal bond securities	158	1	(1)	158
Corporate debt securities	2,217	20	(13)	2,224
Mortgage-backed and other asset-backed securities	607	125	(22)	710
Equity securities	176	334	(6)	504

	3,200	481	(44)	3,637

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2005:

	Millions of JPY		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	44,831	44,981	417	419
Due after one to five years	156,995	158,276	1,462	1,474
Due after five to ten years	83,115	86,440	774	805
Due after ten years	39,786	46,796	371	435

	324,727	336,493	3,024	3,133

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Key Quarterly Financial Data (Unaudited)

	(millions of JPY)
	Fiscal 2004				Fiscal 2005
Balance Sheet Data	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)
1) Investment in Direct Financing Leases	1,582,153	1,542,172	1,545,853	1,453,575	1,454,461	1,465,856	1,480,526	1,451,574
Japan	1,242,600	1,237,347	1,255,453	1,183,187	1,183,421	1,187,595	1,212,340	1,183,791
Overseas	339,553	304,825	290,400	270,388	271,040	278,261	268,186	267,783
2) Installment Loans	2,302,005	2,224,486	2,224,670	2,234,940	2,221,554	2,254,387	2,328,427	2,386,597
Japan	1,969,694	1,922,105	1,943,624	1,984,416	1,997,881	2,019,718	2,100,661	2,153,949
Overseas	332,311	302,381	281,046	250,524	223,673	234,669	227,766	232,648
3) Investment in Operating Leases	523,413	487,613	496,570	536,702	529,078	536,489	576,621	619,005
Japan	358,596	333,527	346,064	388,452	385,532	380,550	425,178	466,489
Overseas	164,817	154,086	150,506	148,250	143,546	155,939	151,443	152,516
4) Investment in Securities	697,926	589,918	544,021	551,928	579,193	591,714	605,511	589,271
Japan	528,184	440,598	394,784	399,463	423,111	446,026	466,607	467,562
Overseas	169,742	149,320	149,237	152,465	156,082	145,688	138,904	121,709
5) Other Operating Assets	75,065	72,502	70,556	72,049	68,004	72,932	81,885	82,651
Japan	65,803	64,300	63,008	64,993	61,071	64,772	74,538	75,156
Overseas	9,262	8,202	7,548	7,056	6,933	8,160	7,347	7,495

Total Operating Assets	5,180,562	4,916,691	4,881,670	4,849,194	4,852,290	4,921,378	5,072,970	5,129,098

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(134,740)	(130,015)	(130,851)	(128,020)	(128,726)	(125,309)	(120,508)	(115,250)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.5%	3.5%	3.5%	3.5%	3.5%	3.4%	3.2%	3.0%

Total Assets	5,923,307	5,684,598	5,672,032	5,624,957	5,651,018	5,724,771	5,873,033	6,068,953

Short-Term Debt, Long-Term Debt and Deposits	4,232,175	3,977,021	3,941,826	3,859,180	3,876,782	3,912,797	4,060,447	4,146,322
Policy Liabilities	604,830	607,591	600,281	592,782	577,024	559,815	554,161	550,880

Total Liabilities	5,396,760	5,143,520	5,120,264	5,060,910	5,056,239	5,105,522	5,231,701	5,341,620

Shareholders’ Equity	526,547	541,078	551,768	564,047	594,779	619,249	641,332	727,333

Total Liabilities & Shareholders’ Equity	5,923,307	5,684,598	5,672,032	5,624,957	5,651,018	5,724,771	5,873,033	6,068,953

New Business Volumes	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)
Direct Financing Leases: New receivables added	212,175	186,370	215,975	187,267	188,262	210,689	202,826	261,360
Japan	158,176	139,969	172,006	148,301	150,035	169,583	160,378	220,748
Overseas	53,999	46,401	43,969	38,966	38,227	41,106	42,448	40,612
Direct Financing Leases: New equipment acquisitions	188,194	166,734	192,336	165,976	166,937	188,911	180,174	231,650
Japan	138,479	121,963	151,787	129,688	130,715	148,909	139,736	187,930
Overseas	49,715	44,771	40,549	36,288	36,222	40,002	40,438	43,720
Installment Loans: New loans added	270,959	258,464	293,556	301,297	307,530	396,510	394,231	447,246
Japan	225,042	223,315	247,284	262,005	273,289	352,816	351,053	417,336
Overseas	45,917	35,149	46,272	39,292	34,241	43,694	43,178	29,910
Operating Leases: New equipment acquisitions	40,810	33,722	44,102	71,103	40,737	55,077	81,786	70,727
Japan	29,880	20,354	38,392	55,714	33,195	35,750	70,626	62,193
Overseas	10,930	13,368	5,710	15,389	7,542	19,327	11,160	8,534
Investment in Securities: New securities added	57,370	12,107	19,980	32,609	45,486	60,092	60,167	78,855
Japan	53,835	11,020	6,051	30,006	38,795	56,822	58,932	76,261
Overseas	3,535	1,087	13,929	2,603	6,691	3,270	1,235	2,594
Other Operating Transactions: New assets added	28,655	48,363	28,416	80,831	29,354	26,429	45,563	28,258
Japan	28,655	48,301	28,416	80,831	29,354	25,017	45,386	27,888
Overseas	—	62	—	—	—	1,412	177	370

	(millions of JPY)
	Fiscal 2004				Fiscal 2005
Income Statement Data	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)
Revenues
1) Direct Financing Leases	28,516	28,349	27,503	28,004	27,399	28,262	27,720	30,133
Japan	21,906	21,865	21,462	21,695	21,698	22,268	21,915	24,260
Overseas	6,610	6,484	6,041	6,309	5,701	5,994	5,805	5,873
2) Operating Leases	39,471	40,296	42,458	44,362	45,817	43,649	44,781	47,561
Japan	29,196	28,994	31,431	33,578	35,129	32,638	32,847	35,644
Overseas	10,275	11,302	11,027	10,784	10,688	11,011	11,934	11,917
3) Interest on Loans and Investment Securities	28,314	31,263	27,860	29,307	29,904	35,950	33,119	37,062
Interest on loans	25,729	29,001	25,820	26,940	27,204	33,371	30,711	34,612
Japan	21,082	23,958	21,706	22,549	23,383	29,195	26,591	29,537
Overseas	4,647	5,043	4,114	4,391	3,821	4,176	4,120	5,075
Interest on investment securities	2,585	2,262	2,040	2,367	2,700	2,579	2,408	2,450
Japan	173	295	165	252	264	313	268	336
Overseas	2,412	1,967	1,875	2,115	2,436	2,266	2,140	2,114
4) Brokerage Commissions and Net Gains on Investment Securities	3,246	4,323	6,595	11,861	5,160	7,927	7,502	13,317
Brokerage commissions	691	1,167	1,006	1,103	1,226	1,001	997	1,292
Net gains on investment securities	2,555	3,156	5,589	10,758	3,934	6,926	6,505	12,025
5) Life Insurance Premiums and Related Investment Income	30,583	34,552	28,463	40,556	30,208	36,133	30,704	39,959
Life insurance premiums	27,524	31,114	24,231	36,589	28,007	33,676	26,966	37,157
Related investment income	3,059	3,438	4,232	3,967	2,201	2,457	3,738	2,802
6) Real Estate Sales	23,176	19,359	26,329	29,170	21,840	20,059	26,298	54,965
Japan	23,176	19,359	26,329	29,170	21,840	20,059	26,298	54,965
Overseas	—	—	—	—	—	—	—	—
7) Gains (Losses) on Sales of Real Estate under Operating Leases	5,549	2,345	1,121	101	1,198	83	(195)	468
Japan	5,464	2,317	981	109	1,198	83	(195)	468
Overseas	85	28	140	(8)	—	—	—	—
8) Transportation Revenues	—	—	—	—	12,775	14,152	12,788	15,624
Japan	—	—	—	—	12,775	14,152	12,788	15,624
Overseas	—	—	—	—	—	—	—	—
9) Other Operating Revenues	19,161	22,699	21,678	30,100	28,524	28,459	34,739	42,906
Japan	17,033	19,710	18,852	27,688	25,471	25,958	32,088	40,425
Overseas	2,128	2,989	2,826	2,412	3,053	2,501	2,651	2,481

Total Revenues	178,016	183,186	182,007	213,461	202,825	214,674	217,456	281,995

Expenses
1) Interest Expense	16,079	15,412	14,722	13,847	14,045	14,070	13,455	14,992
2) Costs of Operating Leases	29,226	30,342	29,373	31,625	33,177	28,869	30,868	31,744
3) Life Insurance Costs	29,326	28,917	24,892	36,518	27,965	31,954	27,139	35,838
4) Costs of Real Estate Sales	20,372	17,301	24,463	26,543	20,543	18,719	22,540	52,028
5) Costs of Transportation Revenues	—	—	—	—	11,714	11,685	10,652	12,543
6) Other Operating Expenses	10,214	11,526	12,779	18,032	15,156	16,624	21,956	29,097
7) Selling, General and Administrative Expenses	37,489	39,981	39,551	44,814	39,074	48,397	43,139	51,010
8) Provision for Doubtful Receivables and Probable Loan Losses	11,968	11,875	10,839	14,910	8,795	7,892	10,367	12,520
9) Write-downs of Long-Lived Assets	—	4,202	—	8,143	—	9,165	—	2,548
10) Write-downs of Securities	1,506	551	1,930	1,253	1,468	1,295	1,236	931
11) Foreign Currency Transaction (Gain) Loss, Net	548	(74)	397	706	(172)	531	470	(46)

Total Expenses	156,728	160,033	158,946	196,391	171,765	189,201	181,822	243,205

Operating Income	21,288	23,153	23,061	17,070	31,060	25,473	35,634	38,790
Equity in Net Income of Affiliates	3,384	8,539	2,707	3,294	4,754	5,011	8,038	2,240
Gains (Losses) on Sales of Affiliates	—	(396)	(136)	(10)	839	1,963	745	(200)
Income before Discontinued Operations, Extraordinary Gain and Income Taxes	24,672	31,296	25,632	20,354	36,653	32,447	44,417	40,830
Provision for Income Taxes	11,310	14,832	11,881	13,421	16,099	14,149	20,213	18,365
Income from Continuing Operations	13,362	16,464	13,751	6,933	20,554	18,298	24,204	22,465
Discontinued Operations, Net of Applicable Tax Effect	736	614	722	829	2,973	863	826	1,313
Extraordinary Gain, Net of Applicable Tax Effect	—	243	—	366	—	—	—	—

Net Income	14,098	17,321	14,473	8,128	23,527	19,161	25,030	23,778

Key Ratios, Per Share Data, and Employees	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)
Return on Equity (ROE)*	10.9%	13.0%	10.6%	5.8%	16.2%	12.6%	15.9%	13.9%
Return on Assets (ROA)*	0.95%	1.19%	1.02%	0.58%	1.67%	1.35%	1.73%	1.59%
Shareholders’ Equity Ratio	8.9%	9.5%	9.7%	10.0%	10.5%	10.8%	10.9%	12.0%
Debt-to-Equity Ratio (times)	8.0	7.4	7.1	6.8	6.5	6.3	6.3	5.7
Shareholders’ Equity Per Share (yen)	6,291.50	6,465.22	6,594.86	6,739.64	7,104.39	7,389.48	7,642.86	8,322.96
Basic EPS (yen)	168.45	206.96	172.94	97.14	281.05	228.73	298.51	280.13
Diluted EPS (yen)	157.07	192.06	160.72	91.33	258.14	211.02	270.41	255.48
Number of Employees	11,621	11,723	12,698	12,481	14,917	15,184	15,699	13,734

*	annualized

	(millions of JPY)
	Fiscal 2004				Fiscal 2005
Segment Information	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)	Q3 (04/10-12)	Q4 (05/1-3)
Operations in Japan
Corporate Financial Services	19,244	21,001	19,047	21,126	19,355	21,419	20,253	26,681
Automobile Operations	16,613	17,852	19,114	19,035	21,379	22,697	22,679	22,649
Rental Operations	17,426	17,847	17,782	20,180	19,623	15,358	15,712	17,754
Real Estate-Related Finance	11,326	13,737	15,041	16,700	16,918	21,322	24,641	37,686
Real Estate	38,747	31,647	35,569	42,254	38,760	34,586	36,330	63,052
Life Insurance	30,590	33,973	27,978	40,850	30,260	36,046	30,721	39,830
Other	16,231	16,398	18,614	22,744	32,786	34,664	35,147	41,157

Sub-Total	150,177	152,455	153,145	182,889	179,081	186,092	185,483	248,809

Overseas Operations
The Americas	11,992	12,686	11,331	14,364	11,172	12,848	12,760	16,304
Asia, Oceania and Europe	17,074	18,174	17,717	18,211	17,058	17,714	19,237	19,080

Sub-Total	29,066	30,860	29,048	32,575	28,230	30,562	31,997	35,384

Total Segment Revenues	179,243	183,315	182,193	215,464	207,311	216,654	217,480	284,193

Operations in Japan
Corporate Financial Services	4,765	8,138	7,756	6,491	7,909	9,364	11,283	15,292
Automobile Operations	4,497	4,829	4,087	4,508	5,022	5,894	5,331	4,841
Rental Operations	1,603	1,543	1,821	3,091	2,411	2,633	2,270	2,070
Real Estate-Related Finance	3,018	6,101	4,412	4,571	4,906	9,804	5,056	2,503
Real Estate	8,160	(1,831)	1,722	(1,807)	6,515	1,496	4,510	3,025
Life Insurance	(392)	2,899	1,834	1,041	1,879	2,113	1,773	1,458
Other	1,177	1,651	2,253	4,998	6,374	5,426	4,486	4,684

Sub-Total	22,828	23,330	23,885	22,893	35,016	36,730	34,709	33,873

Overseas Operations
The Americas	2,131	1,781	2,123	1,566	1,210	3,515	7,482	3,414
Asia, Oceania and Europe	3,946	8,094	2,900	1,656	5,934	4,999	6,584	4,616

Sub-Total	6,077	9,875	5,023	3,222	7,144	8,514	14,066	8,030

Total Segment Profits (Income before Income Taxes*)	28,905	33,205	28,908	26,115	42,160	45,244	48,775	41,903

Operations in Japan
Corporate Financial Services	1,542,371	1,473,369	1,501,060	1,416,117	1,441,748	1,467,823	1,532,659	1,506,311
Automobile Operations	385,092	389,565	402,727	418,412	426,706	441,202	453,153	451,715
Rental Operations	125,151	123,304	116,939	119,388	116,020	117,741	117,599	118,427
Real Estate-Related Finance	932,999	879,964	901,501	909,019	929,378	944,867	1,045,373	1,106,548
Real Estate	295,663	275,967	283,227	309,558	315,257	321,126	337,892	350,254
Life Insurance	592,987	570,013	533,708	582,473	561,819	565,021	572,742	567,023
Other	395,184	406,076	412,459	412,505	419,110	421,744	416,146	489,758

Sub-Total	4,269,447	4,118,258	4,151,621	4,167,472	4,210,038	4,279,524	4,475,564	4,590,036

Overseas Operations
The Americas	604,167	541,036	517,134	472,595	451,032	446,231	427,689	403,399
Asia, Oceania and Europe	532,002	499,108	477,073	469,675	467,721	499,426	487,579	498,855

Sub-Total	1,136,169	1,040,144	994,207	942,270	918,753	945,657	915,268	902,254

Total Segment Assets	5,405,616	5,158,402	5,145,828	5,109,742	5,128,791	5,225,181	5,390,832	5,492,290

*	Note: “Income before Income Taxes” represents “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”